Exhibit (k)(6)

AMENDED AND RESTATED

CONTRIBUTION AND REIMBURSEMENT AGREEMENT

This Contribution and Reimbursement Agreement (“Agreement”) is made and entered into as of [ ], 2026, by and between Ultra AI Opportunities Inc., a Maryland corporation (the “Company”), and Ultra Capital Management LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Company was incorporated on June 30, 2025, intends register as a closed-end fund pursuant to the Investment Company Act of 1940 (the “Investment Company Act”) and intends to conduct an initial public offering of its shares of common stock (the “IPO”);

WHEREAS, the parties have reached an understanding, pursuant to which the Adviser has paid for certain organizational and offering expenses of the Company and will continue to pay such expenses until the completion of a tender offer under the Tender Offer Policy (collectively, the “Contributions”), and the Company will reimburse the Adviser from the proceeds of the IPO for the amount of Contributions (the “Reimbursement”) under certain circumstances;

WHEREAS, the parties desire to enter into this Agreement to document, ratify and confirm the foregoing reimbursement arrangement.

NOW, THEREFORE, in consideration of the mutual covenants, terms, conditions, and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by all the parties, it is agreed as follows:

1.	The foregoing preambles and all other recitals set forth herein are made a part of this Agreement.
2.	The Adviser attests, and the Company acknowledges, that the Adviser has paid Contributions in the amount of approximately $[] as of [], 2026.
3.	The Adviser shall timely pay additional Contributions, including organizational expenses, registration fees, underwriter’s fees, FINRA filing fees, exchange listing fees, printing expenses, insurance premiums, legal fees and expenses, and accounting fees and expenses as they arise, which the Company, in its reasonable discretion, deems necessary or advisable for the purpose of registering the Company under the Investment Company Act and completing the IPO.
4.	After the closing of the IPO, the Adviser shall timely pay additional Contributions to cover all operating expenses of the Company until the completion of the Tender Offer. Such Contributions shall also be included in the Reimbursement Amount.

5.	At the closing of the IPO, the Adviser will contribute an amount of $[ ] to the Company (the "Contributed Reserve") to be used to pay offering costs, fund operating expenses and provide additional liquidity for the benefit of the Company's shareholders. Within 30 days after the completion of the IPO, the Company will pay from the Contributed Reserve initial offering costs of [ ]% of the offering proceeds, including proceeds from shares sold pursuant to the over-allotment option, to the underwriters, which are estimated to be $[ ]. On a monthly basis thereafter until the completion of a tender offer that meets the requirements of the Tender Offer Policy, the Company will pay from the Contributed Reserve a fixed monthly amount equivalent to an annualized 2.50% of the offering proceeds, including proceeds from shares sold under the over-allotment option, which is estimated to be $[ ], to the Trust Account. The Adviser will contribute an additional $[ ] to the Contributed Reserve if the Company has not completed a tender offer that meets the requirements of the Tender Offer Policy within six months after the completion of the offering. The payments of cash from the Contributed Reserve to the Trust Account is designed to ensure that the Trust Account holds at least 100% of the proceeds from this offering so that shareholders who elect to tender their shares in the tender offer conducted pursuant to the terms of the Tender Offer Policy will receive at least 100% of their investment in the Company. The Company will reimburse the Adviser for the amounts contributed to the Contributed Reserve within 60 days following the completion of a tender offer that meets the requirements of the Tender Offer Policy.
6.	Within forty-five (45) days of the completion of the mandatory tender offer under the Tender Offer Policy, the Adviser shall notify the Company of the total amount of Contributions paid and/or incurred (the “Reimbursement Amount”) (the “Reimbursement Notice”) for the Company’s records and accruals, to be paid following the completion of a Tender Offer per below. Within three (3) days from the receipt the Reimbursement Notice, the Company may request a detailed accounting of the Contributions, which the Adviser shall provide the Company within seven (7) days.
7.	The Adviser hereby agrees to defer management fees that are due to the Adviser from the Company per the Investment Advisory Agreement if and until the completion of a Tender Offer as mandated by the Tender Offer Policy (the “Deferred Management Fees”).
8.	After the completion of a Tender Offer as mandated by the Tender Offer Policy, the Company shall pay to the Adviser the full Reimbursement Amount, Deferred Management Fees, and the full amounts contributed to the Contributed Reserve in immediately available funds within sixty (60) days.
9.	This Agreement shall be in all respects governed, construed, applied and enforced in accordance with the laws of the State of Maryland.
10.	This Agreement may be executed in any number of identical counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all counterparts hereof taken together shall constitute but a single instrument.
11.	If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid and unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.
12.	This Agreement supersedes and replaces in its entirety all prior versions of the Contribution and Reimbursement Agreement previously entered into by and between the Company and the Adviser.

[Signatures on the following page.]

IN WITNESS WHEREOF, this Contribution and Reimbursement Agreement has been executed and delivered the day and year first above written.

ADVISER

Ultra Capital Management LLC,
a Delaware limited liability company

By:
Name:	Edward Leathers
Title:	President and Chief Executive Officer

Ultra AI Opportunities Inc.,
a Maryland corporation

By:
Name:	Edward Leathers
Title:	Managing Member

[Signature page to Contribution and Reimbursement Agreement]